Exhibit 99.3

Greenbrook TMS Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

For the fiscal years ended December 31, 2020 and 2019

March 30, 2021

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING NON-IFRS MEASURES AND INDUSTRY METRICS	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	4
BUSINESS OVERVIEW	5
FACTORS AFFECTING OUR PERFORMANCE	6
COMPONENTS OF OUR RESULTS OF OPERATIONS AND TRENDS AFFECTING OUR BUSINESS	7
FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS	9
KEY HIGHLIGHTS AND RECENT DEVELOPMENTS	10
RESULTS OF OPERATIONS	14
ANALYSIS OF RESULTS FOR FISCAL 2020 AND FISCAL 2019	15
QUARTERLY FINANCIAL INFORMATION	19
EBITDA AND ADJUSTED EBITDA	21
RECONCILIATION OF LOSS ATTRIBUTABLE TO THE COMMON SHAREHOLDERS OF GREENBROOK TO EBITDA AND ADJUSTED EBITDA	21
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	22
INDEBTEDNESS	23
OFF-BALANCE SHEET ARRANGEMENTS	24
SHARE INFORMATION	25
RELATED PARTY TRANSACTIONS	25
RISKS AND UNCERTAINTIES	26
DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	28
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS	29
RISK FACTORS	33
ADDITIONAL INFORMATION	33

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”) provides information concerning the financial condition and results of operations of Greenbrook TMS Inc. (the “Company”, “Greenbrook”, “us” or “we”). This MD&A should be read in conjunction with our audited consolidated financial statements, including the related notes thereto, for the fiscal years ended December 31, 2020 and 2019.

BASIS OF PRESENTATION

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our fiscal year is the 12-month period ending December 31.

All references in this MD&A to “Fiscal 2018”, “Fiscal 2019”, “Fiscal 2020” and “Fiscal 2021” are to the year ended (or ending) December 31, 2018, December 31, 2019, December 31, 2020 and December 31, 2021, respectively. All references in this MD&A to “Q3 2020”, “Q4 2019” and “Q4 2020” are to the three-month periods ended September 30, 2020, December 31, 2019 and December 31, 2020, respectively.

On January 12, 2021, at a special meeting of shareholders, our shareholders approved a special resolution authorizing our board of directors (the “Board”) to amend our articles of incorporation (“Articles”) to effect a consolidation (the “Share Consolidation”) of all of the issued and outstanding common shares of the Company (the “Common Shares”), such that the trading price of the Common Shares following the Share Consolidation would permit us to qualify for listing on the Nasdaq Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”). On February 1, 2021, the Board effected the Share Consolidation on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares and on February 4, 2021, the Common Shares began trading on a post-consolidation basis on the Toronto Stock Exchange (“TSX”). Unless otherwise indicated, all Common Share numbers in this MD&A have been adjusted to give effect to the Share Consolidation.

Amounts stated in this MD&A are in United States dollars, unless otherwise indicated.

CAUTIONARY NOTE REGARDING NON-IFRS MEASURES AND INDUSTRY METRICS

This MD&A makes reference to certain non-IFRS measures including certain metrics specific to the industry in which we operate. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to our results determined in accordance with IFRS, we use non-IFRS measures including, “EBITDA” and “Adjusted EBITDA” (each as defined below). This MD&A also refers to “Same-Region Sales Growth” (as defined below), which is an operating metric used in the industry in which we operate but may be calculated differently by other companies. These non-IFRS measures and industry metrics are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and industry metrics in the evaluation of issuers. Our management also uses non-IFRS measures and industry metrics to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-IFRS measures and industry metrics as follows:

“Adjusted EBITDA” is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes, adjusted for share-based compensation expenses, center development costs and one-time expenses. We believe our Adjusted EBITDA metric is a meaningful financial metric as it measures the ability of our current TMS Center (as defined below) operations to generate earnings while eliminating the impact of one-time expenses and share-based compensation expenses, neither of which has an impact on the operating performance of our existing TMS Center network.

“EBITDA” is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes.

“Same-Region Sales Growth” is a metric that we calculate as the percentage change in sales derived from our established management regions in a certain financial period as compared to the sales from the same management regions in the same period of the prior year. This metric reflects growth achieved through marketing and operational focus to increase volumes at existing TMS Centers as well as growth achieved through the opening of additional TMS Centers within established management regions. Our established management regions are defined as management regions containing open TMS Centers that have performed billable TMS (as defined below) services for a period of at least one full year prior to each of the comparable periods. Within a management region we focus on increasing patient volume in addition to assessing individual TMS Center locations on a standalone basis. As a result, we will from time to time establish a TMS Center that may, over the short term, negatively impact the patient volume at another TMS Center, but which is expected to add incremental patient volume to the management region as a whole in an economically beneficial manner. For more information regarding how we define our management regions, see “Business Overview”. We believe Same-Region Sales Growth is a useful metric to investors because it helps quantify our sales growth within regional management areas and the growth achieved by adding TMS Center density within established management regions. Our Same-Region Sales Growth is unique to our financial management strategy and may be calculated differently compared to other companies.

See “Reconciliation of Loss Attributable to the Common Shareholders of Greenbrook to EBITDA and Adjusted EBITDA” for a reconciliation of certain of the foregoing non-IFRS measures to their most directly comparable measures calculated in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Some of the information contained in this MD&A, including with respect to the impact of the COVID-19 (coronavirus) pandemic (“COVID-19”) and the Company’s response thereto, expansion opportunities, our expectations of future results, performance, achievements, prospects or opportunities, constitutes forward-looking information. This information is based on management’s reasonable assumptions and beliefs in light of the information currently available to us and is current as of the date of this MD&A. Actual results and the timing of events may differ materially from those anticipated in the forward-looking information contained in this MD&A as a result of various factors.

Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risks and Uncertainties” section of this MD&A. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”) from time to time, including the Company’s annual information form dated March 30, 2021 in respect of the fiscal year ended December 31, 2020. These factors are not intended to represent a complete list of the factors that could affect us; however, these factors should be considered carefully.

The purpose of the forward-looking information is to provide the reader with a description of management’s current expectations regarding the Company’s financial performance and may not be appropriate for other purposes; readers should not place undue reliance on forward-looking information contained herein. To the extent any forward-looking information in this MD&A constitutes future-oriented financial information or financial outlook, within the meaning of applicable securities laws, such information is being provided to demonstrate the potential of the Company and readers are cautioned that this information may not be appropriate for any other purpose. Future-oriented financial information and financial outlook, as with forward-looking information generally, are based on current assumptions and are subject to risks, uncertainties and other factors. Furthermore, unless otherwise stated, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

We are a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders. Our predecessor, TMS NeuroHealth Centers, Inc. (“TMS US”) was established in 2011 to take advantage of the opportunity created through the paradigm-shifting technology of TMS, an FDA-cleared, non-invasive therapy for the treatment of MDD. In 2018, our TMS Centers began offering treatment for obsessive compulsive disorder. Our business model takes advantage of the opportunity for a new, differentiated service channel for the delivery of TMS – a patient-focused, centers-based service model to make TMS treatment easily accessible to all patients while maintaining a high standard of care.

After opening our first center in 2011 in Tysons Corner in Northern Virginia, we have grown to control and operate a network of outpatient mental health service centers that specialize in TMS treatment (each, a “TMS Center”) across the United States. We offer TMS treatment facilities in convenient locations to provide easy access to patients and physicians. As at December 31, 2020, the Company owned and operated 125 TMS Centers in the Commonwealth of Virginia, and the States of North Carolina, South Carolina, Maryland, Delaware, Missouri, Illinois, Ohio, Connecticut, Florida, Texas, Michigan, Alaska, Oregon and California. Subsequent to December 31, 2020, our TMS Center network further expanded with 3 additional TMS Centers in the States of Texas and Maryland. As of the date of this MD&A, the Company owns and operates 128 TMS Centers across the United States.

Our regional model seeks to develop leading positions in key regional markets, leveraging operational efficiencies by combining smaller local TMS treatment centers that are strategically located within a single region for convenient patient and physician access, with regional management infrastructure in place to support center operations. Management regions typically cover a specific metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area in terms of size, which facilitates the use of regional staff working across the various TMS Center locations within the management region, and which resides within a marketing capture area that allows for efficiencies in advertising cost. Management regions often have similar economic characteristics and are not necessarily defined by state lines, other geographic borders, or differentiating methods of services delivery, but rather are defined by a functional management area.

FACTORS AFFECTING OUR PERFORMANCE

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below. See also the “Risks and Uncertainties” section of this MD&A.

Number of TMS Centers

We believe we have a meaningful opportunity to continue to grow the number of our TMS Centers in the United States through organic in-region growth, establishing new regions and potential future acquisitions. The opening and success of new TMS Centers is subject to numerous factors, including our ability to locate the appropriate space, finance the operations, build relationships with physicians, negotiate suitable lease terms and local payor arrangements, and other factors, some of which are beyond our control.

Competition

The market for TMS is becoming increasingly competitive. We compete principally on the basis of our reputation and brand, the location of our centers, the quality of our TMS services and the reputation of our partner physicians. In the markets in which we are operating, or anticipate operating in the future, competition predominantly consists of individual psychiatrists that have a TMS Device, an FDA-regulated medical device specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain to effectively treat MDD and other mental health disorders (each, a “TMS Device”), in their office and who can offer TMS therapy directly to their patients. We also face competition from a limited number of multi-location psychiatric practices or behavioral health groups that offer TMS therapy as part of their overall practice, as well as a few other specialist TMS providers.

We also face indirect competition from pharmaceutical and other companies that develop competitive products, such as anti-depressant medications, with certain competitive advantages such as widespread market acceptance, ease of patient use and well-established reimbursement. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize anti-depressant medications or other treatments that are safer or more effective than TMS. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive or less competitive.

We are also subject to competition from providers of invasive neuromodulation therapies such as electroconvulsive therapy and vagus nerve stimulation.

Capital Management

Our objective is to maintain a capital structure that supports our long-term growth strategy, maintain creditor and customer confidence, and maximize shareholder value. Our primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures. We have experienced losses since inception and we will require additional financing to fund our operating and investing activities and such additional financing is required in order for us to repay our short-term obligations. See the “Financial Condition, Liquidity and Capital Resources” section of this MD&A.

Industry Trends

Our revenue is impacted by changes to United States healthcare laws, our clinical partners’ and contractors’ healthcare costs, the ability to secure favorable pricing structures with device manufacturers and payors’ reimbursement criteria and associated rates.

Technology

Our revenues are affected by the availability of, and reimbursement for, new TMS indications, new technology or other novel treatment modalities and our ability to incorporate the new technology into our TMS Centers.

Segments

We evaluate our business and report our results based on organizational units used by management to monitor performance and make operating decisions on the basis of one operating and reportable segment: Outpatient Mental Health Service Centers. We currently measure this reportable operating segment’s performance based on total revenues and entity-wide regional operating income.

COMPONENTS OF OUR RESULTS OF OPERATIONS AND TRENDS AFFECTING OUR BUSINESS

In assessing our results of operations and trends affecting our business, we consider a variety of financial and operating measures that affect our operating results.

Total Revenue

Total revenue consists of service revenue attributable to the performance of TMS treatments. In circumstances where the net patient fees have not yet been received, the amount of revenue recognized is estimated based on an expected value approach where management considers such variables as the average of previous net patient fees received by the applicable payor and fees received by other patients for similar services and management’s best estimate leveraging industry knowledge and expectations of third-party payors’ fee schedules. Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. Variable consideration also exists in the form of settlements with these third-party payors as a result of retroactive adjustments due to audits and reviews. The Company applies constraint to the transaction price, such that net revenues are recorded only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future.

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Regional operating income presents regional operating income on an entity-wide basis and is calculated as total revenue less direct center and regional costs. Direct center and regional costs consist of direct center and patient care costs, regional employee compensation, regional marketing expenses, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of TMS treatments to patients and the cost of our regional patient acquisition strategy. Beginning the first quarter of 2020, the Company has excluded amortization from regional operating income (loss) based on the nature of the expense as it is not associated with center and regional infrastructure. We have retrospectively updated our annual and quarterly financial information below to reflect this change (See “Results of Operations” and “Quarterly Financial Information” below).

Center Development Costs, Capital Expenditure and Working Capital Investment

Center development costs represent direct expenses associated with developing new TMS Centers, including small furnishings and fittings, wiring and electrical and, in some cases, the cost of minor space alterations. However, the main cash requirement for center development relates to working capital investment. This includes rental deposits or other non-capital costs required to open TMS Centers and the cost of TMS treatment delivery while collections initially lag until payor contracting, credentialing and enrollment processes are completed.

Corporate Employee Compensation

Corporate employee compensation represents compensation incurred to manage the centralized business infrastructure of the Company, including annual base salary, annual cash bonuses and other non-equity incentives.

Corporate Marketing Expenses

Corporate marketing expenses represent costs incurred that impact the Company on an overall basis including investments in website functionality and brand management activities.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses represent expenses related to the corporate infrastructure required to support our ongoing business including insurance costs, professional and legal costs and costs incurred related to our corporate offices.

We have invested in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future. We have already started to scale into our centralized business infrastructure and leverage these fixed costs as we continue to expand our TMS Center network.

Transaction Costs

Transaction costs represent accounting, legal and professional fees incurred as part of significant transactions, including the acquisition of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS”) in Fiscal 2019 (the “Achieve TMS Acquisition”). See “Factors Affecting the Comparability of Our Results – Acquisition of Achieve TMS” below.

Earn-Out Consideration

A portion of the purchase price payable in respect of the Achieve TMS Acquisition is subject to an earn-out based on the earnings before interest, tax, depreciation and amortization achieved by Achieve TMS during the twelve-month period following September 26, 2019, the closing date of the Achieve TMS Acquisition (the “Earn-Out”). The Earn-Out was confirmed to be $10,319,429, of which $3,095,799 was settled through the issuance of an aggregate of 231,011 Common Shares to the vendors on March 26, 2021. Of the remaining $7,223,630 of Earn-Out consideration payable, $2,780,590 was paid in cash on March 26, 2021. Certain vendors have agreed to defer $4,443,040 of the cash Earn-Out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $300,000, which payment will be made concurrently with the deferred cash payment. See “Factors Affecting the Comparability of Our Results – Acquisition of Achieve TMS” below.

Share-Based Compensation

Share-based compensation represents stock options granted as consideration in exchange for employee and similar services to align personnel performance with the Company’s long-term goals.

Amortization

Amortization relates to the reduction in useful life of the Company’s intangible assets that were realized as part of the Achieve TMS Acquisition.

Interest

Interest expense relates to interest incurred on loans and lease liabilities. Interest income relates to income realized as a result of investing excess funds into investment accounts.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure that deducts share-based compensation expenses and expenses that represent one-time costs incurred for purposes of enhancing the performance of the business and to achieve our TMS Center growth. This measure is not a recognized financial measure under IFRS, does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. See also “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics.” This includes the recognition of a one-time cost with respect to the Earn-Out consideration in connection with the Achieve TMS Acquisition and also includes one-time professional fees incurred in connection with our Canadian initial public offering and public reporting in Canada (including significant acquisition reporting relating to Achieve TMS), the listing of our Common Shares on the Nasdaq, costs related to the development of our corporate compliance program, write-off of accounts receivable and related expenses during our billing system migration and one-time professional fees associated with the implementation of IFRS 16, Leases (“IFRS 16”).

FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS

COVID-19

While all of our active TMS Centers are open, and are expected to remain open going forward, we experienced a decline in both patient visits/treatments and new patient starts in Fiscal 2020 as a result of the restrictions imposed in response to the COVID-19 pandemic. See “Key Highlights and Recent Developments – COVID-19 Business Impact” and “Risks and Uncertainties” below.

Acquisition of Achieve TMS

On September 26, 2019, we, through our wholly-owned subsidiary, TMS US, completed the Achieve TMS Acquisition for a purchase price of $10,596,912 (net of Achieve TMS’ cash), of which $2,611,044 was satisfied through the issuance of an aggregate of 1,431,736 Common Shares to the vendors and the remainder was settled in cash, less deferred and contingent consideration of $1,274,402. As of the date of this MD&A, Achieve TMS currently operates 23 active TMS Centers, with one additional TMS Center in development, in California, Oregon and Alaska. Achieve TMS has a particular focus on deep TMS therapy. We believe that the Achieve TMS Acquisition will allow us to accelerate our expansion in the western United States in future periods.

A portion of the purchase price payable in respect of the Achieve TMS Acquisition is subject to the Earn-Out. The Earn-Out was confirmed to be $10,319,429, of which $3,095,799 was settled through the issuance of an aggregate of 231,011 Common Shares to the vendors on March 26, 2021. Of the remaining $7,223,630 of Earn-Out consideration payable, $2,780,590 was paid in cash on March 26, 2021. Certain vendors have agreed to defer $4,443,040 of the cash Earn-Out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $300,000, which payment will be made concurrently with the deferred cash payment. See “Components of Our Results of Operations and Trends Affecting Our Business – Earn-Out Consideration” above.

Accounts Receivable Provisions

In an effort to strengthen our billing relationship and rate negotiation position with payors, as well as optimize billing processes, including credentialling, as we continue to scale our business, we decided to improve our collection practices by consolidating our billing structure to begin remitting claims on a state-wide basis. This process included multiple re-credentialling processes across our payor population.

As part of these billing enhancements, we experienced aging to our accounts receivable which was further aggravated by COVID-19 and resulted in lengthening of our revenue cycle. As a result, we have taken increased provisions against revenue, which has put downward pressure on current period performance and which may affect comparability of results.

Regional Development Activity

Our regional model seeks to develop leading positions in key markets, and to leverage operational efficiencies by combining smaller local TMS treatment centers within a region under a single shared regional management infrastructure. Part of our core strategy is to continue to develop new TMS Centers within our existing regions as well as in new management regions, in each case, organically or through acquisitions of existing centers or businesses, which may affect comparability of results.

Seasonality

Typically, we experience seasonal factors in the first quarter of each fiscal year that result in reduced revenues in those quarters as compared to the other three quarters of the year. These seasonal factors include cold weather and the reset of deductibles during the first part of the year.

KEY HIGHLIGHTS AND RECENT DEVELOPMENTS

During Fiscal 2020, despite the very challenging operating environment resulting from the COVID-19 pandemic, we achieved our highest annual revenue results to date. We showed resilient performance through the COVID-19 pandemic and managed to deliver year-over-year revenue growth of 21%. We also experienced record monthly highs in new patient starts and treatment volumes through parts of Fiscal 2020. The continued strong performance of these key operating metrics, despite the impact of the COVID-19 pandemic, demonstrate that the fundamentals of our business remain strong and position us for continued future growth as operating conditions normalize. See “Cautionary Note Regarding Forward-Looking Information” above.

Disciplined cost containment strategies remained in place throughout Fiscal 2020 (see “COVID-19 Business Impact” below) and we also added 14 newly active TMS Centers, while an additional nine TMS Centers remain in development. As at December 31, 2020, our total TMS Center network was comprised of 125 TMS Centers.

Growth in Total Revenue

Despite the impact of the COVID-19 pandemic, annual consolidated revenue increased by 21% to $43.1 million in Fiscal 2020 (Fiscal 2019: $35.7 million) representing our highest annual revenue results to date. Key efforts to provide greater access to patients virtually, through the expanded use of online platforms, and focused marketing efforts on the safety and accessibility of our TMS Centers were key contributors to our revenue growth.

New patient starts increased by 33% to 5,445 in Fiscal 2020 (Fiscal 2019: 4,080) and TMS treatment volumes increased by 26% to 195,992 in Fiscal 2020 (Fiscal 2019: 155,343). The continued strong performance of these key operating metrics, despite the impact of the COVID-19 pandemic, demonstrates sound business fundamentals and positions us for continued future growth as operating conditions normalize. We also believe that the COVID-19 pandemic has increased demand for mental health services (including TMS therapy), which we believe will promote continued growth (see “Cautionary Note Regarding Forward-Looking Information” above).

Despite the growth in annual consolidated revenue for Fiscal 2020, consolidated revenue decreased by 21% in Q4 2020 as compared to Q4 2019 to $9.9 million (Q4 2019: $12.5 million). As part of billing enhancements, which included multiple re-credentialling processes across our payor population (see “Accounts Receivable Provisions” above and “Billing Enhancements” below), we experienced aging to our accounts receivable which was further aggravated by the COVID-19 pandemic and resulted in lengthening of our revenue cycle. As a result, we have taken increased provisions against revenue, which has affected our revenue realization rate in Q4 2020. Excluding the impact of the provisions taken against aged receivables, our average reimbursement rates would have remained stable.

With an additional nine TMS Centers in development as at the end of Fiscal 2020, coupled with a new record high in new patient treatment starts through Fiscal 2020 and the completion of our transition to billing on a state-wide basis, we believe that we are well positioned for accelerated future growth as COVID-19 related market conditions and patient sentiment improves. See “Cautionary Note Regarding Forward-Looking Information” above.

COVID-19 Business Impact

Our active TMS Centers are expected to remain open despite the COVID-19 pandemic to both current and new patients, including as “essential businesses” under local health protocols. However, as a result of an initial decline in treatments and new patient starts earlier in Fiscal 2020 due to the COVID-19 pandemic, we took the following measures to control costs:

•	approximately 20% of the Company’s employees were furloughed as of May 1, 2020. During the period of furlough, Greenbrook paid 100% of employer and employee medical premiums;

•	a Company-wide hiring freeze was implemented;

•	each member of the Company’s executive management team agreed to a 10% salary deferral; and

•	budgeted discretionary expenses were reduced by approximately $2.0 million for Fiscal 2020.

As operating conditions and volumes of patient treatments began to normalize, we reinstated furloughed employees to match increased mental health treatment demand, lifted the Company-wide hiring freeze and ended the salary deferral for our executive management team. Notwithstanding the normalization of operating conditions and volumes of patient treatments, we continue to reduce discretionary spending. Our entire team continues to work tirelessly to deliver the highest quality of care at all of our TMS Centers, while at the same time taking all possible steps to safeguard the health and well-being of our patients, employees and physician partners. We see these challenging operating conditions as temporary and we are starting to see a positive change in sentiment. However, as we navigate through this unprecedented and challenging period, we will continue to assess the need for additional measures to control costs. See “Risks and Uncertainties”.

The COVID-19 pandemic has negatively impacted payor processes, causing a slowdown in collections and payors’ responsiveness to billing related communications throughout Fiscal 2020. We also experienced further delays in both credentialling and re-credentialling processes completed as part of our billing enhancements across our payor population. See “Accounts Receivable Provisions” above and “Billing Enhancements” below.

Billing Enhancements

In an effort to strengthen our billing relationship and rate negotiation position with payors, as well as optimize billing processes, including credentialling, as we continue to scale our business, we decided to improve our collection practices by consolidating our billing structure to begin remitting claims on a state-wide basis. This, however, delayed collections, as the process included multiple re-credentialling processes across our payor population. The impact of COVID-19 on payor processes was also detrimental with payor response times affected (see “COVID-19 Business Impact” above). The age of our accounts receivable was impacted and resulted in a lower revenue realization rate, specifically in Q4 2020, which may persist into the first half of Fiscal 2021. However, we believe this structure, coupled with the transition to a scalable billing and reimbursement platform in Fiscal 2019, will allow us to significantly improve our billing and collection capabilities. See “Cautionary Note Regarding Forward-Looking Information” above.

Paycheck Protection Program Loan

On April 21, 2020, Greenbrook entered into a promissory note with U.S. Bank National Association (the “PPP Lender”), evidencing an unsecured loan in the amount of $3,080,760 (the “PPP Loan”) made to the Company under the United States Paycheck Protection Program (the “PPP”). The PPP is a program organized by the U.S. Small Business Administration established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The PPP Loan bears interest at a fixed rate of 1.0% per annum with a maturity date of two years. Payments are deferred for the first 16 months under the PPP Loan, and the PPP Loan may be forgiven in whole or in part, subject to various factors including that the proceeds from the PPP Loan are used by Greenbrook to cover payroll costs. See “Indebtedness”.

As federal authorities continue to update relevant policies and guidelines regarding the PPP, including some that have retroactive effect, we are monitoring these developments and assessing any changes in our eligibility for the PPP or any other subsidies or support mechanisms under the CARES Act.

Entity-Wide Regional Operating Income (Loss)

In Fiscal 2020, the Company realized an entity-wide regional operating loss of $0.6 million as compared to entity-wide regional operating income of $4.5 million in Fiscal 2019. We also realized an entity-wide regional operating loss for Q4 2020 of $2.1 million compared to entity-wide regional operating income in Q4 2019 of $2.1 million. Delays in collections arising from the consolidation of our billing structure to begin remitting claims on a state-wide basis, which was further aggravated by the impact of the COVID-19 pandemic, have aged our accounts receivables and in accordance with our accounting policy we have made provisions against revenue, specifically affecting Q4 2020 revenue. In addition, the inclusion of 14 newly-active TMS Centers and nine TMS Centers in development, which will take time to generate positive entity-wide regional operating income, contributed to our entity-wide regional operating loss in Fiscal 2020.

Investment in the Centralized Business Infrastructure and Rationalization of Aggregate Corporate Costs

Aggregate corporate costs for Fiscal 2020, including corporate employee compensation, corporate marketing expenses and other corporate, general and administrative expenses and excluding one-time expenses, increased by 14% to $14.4 million as compared to Fiscal 2019 (Fiscal 2019: $12.5 million). This is the result of investments made in our centralized business infrastructure as market conditions have stabilized, offset by measures implemented to control costs as a result of the COVID-19 pandemic.

As anticipated by management, the Fiscal 2020 aggregate corporate costs growth rate has decreased significantly as compared to Fiscal 2019 as we continue to scale into our centralized business infrastructure.

Continued Development of our TMS Center Network

We added 14 newly active TMS Centers during Fiscal 2020 with an additional nine TMS Centers in development as at December 31, 2020. This brings our total network to 125 TMS Centers as at December 31, 2020, which is an increase of 5% from Fiscal 2019. As of the date of this MD&A, we now have 128 TMS Centers.

During Fiscal 2020, we temporarily curtailed development activity due to the COVID-19 pandemic. However, we believe our development pipeline remains robust and primed for further expansion. See “Cautionary Note Regarding Forward-Looking Information”.

May 2020 Offering

On May 21, 2020, the Company completed a public offering of 9,093,940 Common Shares at an aggregate offering price of C$1.65 per Common Share (on a pre-Share Consolidation basis) for aggregate gross proceeds of C$15,005,001 (the “2020 Offering”). To date, the Company has used, and expects to continue to use all of the net proceeds from the 2020 Offering to fund operating activities and for other working capital and general corporate purposes. See also “Financial Condition, Liquidity and Capital Resources”.

New Credit Facility

On December 31, 2020, we entered into a credit and security agreement (the “Credit Agreement”) for a $30 million secured credit facility (the “New Credit Facility”) with Oxford Finance LLC (the “Lender”). The New Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones. All amounts borrowed under the New Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The New Credit Facility has a five-year term and amortizes over the life of the New Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in installments over the fifth year. As consideration for providing the New Credit Facility, we issued 256,535 common share purchase warrants (the “Lender Warrants”), each exercisable for one Common Share at an exercise price of C$2.24 per Common Share, to the Lender (on a pre-Share Consolidation basis). The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the New Credit Facility. The Lender Warrants will expire on December 31, 2025. The New Credit Facility contains financial covenants including consolidated minimum revenue and minimum qualified cash that become effective March 31, 2021 as well as number of negative covenants that became effective December 31, 2020. See “Indebtedness”.

Share Consolidation

On January 12, 2021, our shareholders approved a special resolution for an amendment to our Articles and authorized the Share Consolidation of our outstanding Common Shares. On February 1, 2021, the Board effected the Share Consolidation on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares and on February 4, 2021, the Common Shares began trading on a post-consolidation basis on the TSX under its current trading symbol “GTMS”.

Nasdaq Listing

On March 15, 2021, our Common Shares were approved for listing and trading in U.S. dollars on the Nasdaq. Trading on the Nasdaq commenced at the start of trading on March 16, 2021 under the symbol “GBNH”. Our Common Shares will continue trading on the TSX in Canadian dollar currency under the symbol “GTMS”.

RESULTS OF OPERATIONS

Selected Financial Information

The following table summarizes our results of operations for the periods indicated. The selected consolidated financial information set out below has been derived from our audited consolidated financial statements and related notes.

(audited)	Fiscal 2020	Fiscal 2019	Fiscal 2018
Total revenue	43,129,179	35,685,531	21,259,015

Direct center and patient care costs	21,743,256	17,368,894	13,348,011
Regional employee compensation	9,798,901	7,122,556	3,075,725
Regional marketing expenses	6,446,798	2,705,891	1,946,580
Depreciation	5,708,210	4,031,375	76,902
Total direct center and regional costs	43,697,165	31,228,716	18,447,218
Regional operating income (loss)	(567,986)	4,456,815	2,811,797
Center development costs	529,933	1,466,119	530,068
Corporate employee compensation	10,195,949	7,063,682	2,607,823
Corporate marketing expenses	1,030,196	1,934,227	961,094
Transaction costs	-	385,674	467,375
Other corporate, general and administrative expenses	3,919,216	6,987,763	2,486,834
Share-based compensation	591,384	690,230	467,627
Amortization	463,332	122,269	-
Interest expense	2,806,286	1,822,442	81,725
Interest income	(20,990)	(163,302)	(81,462)
Earn-out consideration	10,319,429	-	-
Loss before income taxes	(30,402,721)	(15,852,289)	(4,709,287)
Income tax expense	-	-	-
Loss for the year and comprehensive loss	(30,402,721)	(15,852,289)	(4,709,287)
Income (loss) attributable to non-controlling interest	(739,181)	57,590	248,756
Loss attributable to the common shareholders of Greenbrook	(29,663,540)	(15,909,879)	(4,958,043)
Net loss per share (basic and diluted) (1)	(2.32)	(1.48)	(0.62)

Notes:

(1)	The Company has retrospectively presented the net loss per share calculations reflecting the number of Common Shares outstanding following the Share Consolidation. See “Key Highlights and Recent Developments – Share Consolidation”.

Selected Financial Position Data

The following table provides selected financial position data for the years and periods indicated:

	As at December 31,	As at December 31,	As at December 31,
(audited)	2020	2019	2018
Cash	18,806,742	7,947,607	9,381,600
Current assets (excluding cash)	11,858,737	12,003,831	8,740,114
Total assets	68,600,408	56,964,106	19,062,463
Current liabilities	27,674,144	13,183,677	4,238,426
Non-current liabilities	38,042,522	20,834,296	183,272
Total liabilities	65,716,666	34,017,973	4,421,698
Non-controlling interests	(392,560)	444,405	544,465
Shareholders’ equity	2,883,742	22,946,133	14,640,765

Selected Operating Data

The following table provides selected operating data for the years and periods indicated:

	As at December 31,	As at December 31,	As at December 31,
(unaudited)	2020	2019	2018
Number of active TMS Centers(1)	116	102	47
Number of TMS Centers-in-development(2)	9	17	10
Total TMS Centers	125	119	57
Number of management regions	13	13	8
Number of TMS Devices installed	198	178	108
Number of regional personnel	305	273	132
Number of shared-services / corporate personnel(3)	49	44	17
Number of TMS providers(4)	117	109	46
Number of consultations performed(5)	11,305	8,039	4,211
Number of patient starts(5)	5,445	4,080	2,626
Number of TMS treatments performed(5)	195,992	155,343	95,621
Average revenue per TMS treatment(5)	$220	$230	$222

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services.

(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Represents physician partners that are involved in the provision of TMS therapy services from our TMS Centers.

(5)	Figure calculated for the applicable year ended December 31.

Analysis of Results for Fiscal 2020 and Fiscal 2019

The following section provides an overview of our financial performance during Fiscal 2020 compared to Fiscal 2019.

Total Revenue

Despite the impact of the COVID-19 pandemic, annual consolidated revenue increased by 21% during Fiscal 2020 to $43.1 million (Fiscal 2019: $35.7 million). This growth was primarily attributable to resilient performance during the COVID-19 pandemic, enabled by efforts to provide greater access to patients virtually, through the expanded use of online platforms and focused marketing efforts on the safety and accessibility of our TMS Centers coupled with the Achieve TMS Acquisition.

New patient starts increased by 33% to 5,445 in Fiscal 2020 (Fiscal 2019: 4,080) and TMS treatment volumes increased by 26% to 195,992 in Fiscal 2020 (Fiscal 2019: 155,343). The continued strong performance of these key operating metrics, despite the impact of the COVID-19 pandemic, demonstrates sound business fundamentals and positions us for continued future growth as operating conditions normalize. We also believe that the COVID-19 pandemic has increased demand for mental health services (including TMS therapy), which we believe will promote continued growth (see “Cautionary Note Regarding Forward-Looking Information” above).

Same-Region Sales Growth was -1.5% in Fiscal 2020 as compared to Same-Region Sales Growth of 24% in Fiscal 2019. The decrease in Same-Region Sales Growth is predominantly due to lower revenue associated with provisions for aged receivables. We believe this metric will revert back to pre-COVID-19 pandemic levels, as operating conditions and payor processes continue to normalize. See “Cautionary Note Regarding Forward-Looking Information” and “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above.

Average revenue per treatment decreased by 4% to $220 in during Fiscal 2020 (Fiscal 2019: $230). As part of billing enhancements, which included multiple re-credentialling processes across our payor population (see “Accounts Receivable Provisions” and “Billing Enhancements” above), we experienced aging to our accounts receivable which was further aggravated by the negative impact on payor processes as a result of the COVID-19 pandemic (see “COVID-19 Business Impact” above) and resulted in lengthening of our revenue cycle. As a result, we have taken increased provisions against revenue, which has affected our revenue realization rate in Q4 2020. Excluding the impact of the provisions taken against aged receivables, our average reimbursement rates would have remained stable. Despite the provisions, we continue to collect on aged receivables stemming from the billing enhancements described above. See “Cautionary Note Regarding Forward-Looking Information” above.

Accounts Receivable

Accounts receivable increased by $0.6 million to $10.7 million in Fiscal 2020 (Fiscal 2019: $10.1 million).

In an effort to strengthen our billing relationship and rate negotiation position with payors, as well as optimize billing processes, including credentialling, as we continue to scale our business, we decided to improve our collection practices by consolidating our billing structure to begin remitting claims on a state-wide basis. This, however, delayed collections, as the process included multiple re-credentialling processes across our payor population. The impact of the COVID-19 pandemic on payor processes was also detrimental with payor response times affected (see “COVID-19 Business Impact” above). The age of our accounts receivable was impacted and resulted in a lower revenue realization rate, specifically in Q4 2020, which may persist into the first half of Fiscal 2021. However, we believe this structure, coupled with the transition to a scalable billing and reimbursement platform in Fiscal 2019, will allow us to significantly improve our billing and collection capabilities. See “Cautionary Note Regarding Forward-Looking Information” above.

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Direct center and regional costs increased by 40% to $43.7 million during Fiscal 2020 (Fiscal 2019: $31.2 million). This increase is primarily due to operating 116 active TMS Centers as at December 31, 2020 compared to 102 active TMS Centers as at December 31, 2019, offset slightly by the cost containment measures implemented in response to the COVID-19 pandemic. See “Key Highlights and Recent Developments – COVID-19 Business Impact”.

We incurred an entity-wide regional operating loss of $0.6 million during Fiscal 2020 compared to regional operating income of $4.5 million in Fiscal 2019. This was predominantly due to lower revenue associated with provisions for aged receivables, coupled with the inclusion of 14 newly active TMS Center and nine TMS Centers in development which will take time to generate positive regional operating income. The entity-wide regional operating income (loss) margin was -1.3% in Fiscal 2020 compared to 12.5% in Fiscal 2019.

Center Development Costs, Capital Expenditures and Working Capital Investment

Center development costs decreased by 64% to $0.5 million during Fiscal 2020 (Fiscal 2019: $1.5 million) predominantly as a result of the curtailment of development activity, which started late in the first quarter of Fiscal 2020 as a result of the COVID-19 pandemic. Average cash investment to establish new TMS Centers, including center development costs, capital expenditures and working capital investment, remained consistent at $0.16 million in Fiscal 2020 (Fiscal 2019: $0.16 million).

Corporate Employee Compensation

Corporate employee compensation incurred to manage the centralized business infrastructure of the Company increased by 44% to $10.2 million during Fiscal 2020 (Fiscal 2019: $7.1 million). The increase was primarily due to significant increases in staffing in respect of our shared-services functions in addition to employees inherited in connection with the Achieve TMS Acquisition.

As anticipated by management, the Fiscal 2020 corporate employee compensation growth rate has decreased significantly as compared to the Fiscal 2019 corporate employee compensation growth rate of 171% as we are starting to scale into our centralized business infrastructure and leverage these fixed costs as we continue to expand our TMS Center network.

Corporate Marketing Expenses

Corporate marketing expenses decreased by 47% to $1.0 million during Fiscal 2020 (Fiscal 2019: $1.9 million). The decrease was primarily a result of the cost containment measures implemented in response to the COVID-19 pandemic. See “Key Highlights and Recent Developments – COVID-19 Business Impact”.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses decreased by 44% to $3.9 million during Fiscal 2020 (Fiscal 2019: $7.0 million). The decrease was primarily a result of the cost containment measures implemented in response to the COVID-19 pandemic and the one-time costs and professional fees incurred in Fiscal 2019 associated with our billing and reimbursement system enhancements. See “Key Highlights and Recent Developments – COVID-19 Business Impact” and “Adjusted EBITDA”.

As anticipated by management, the other corporate, general and administrative expenses growth rate has decreased as compared to the Fiscal 2019 growth rate of 72% (after excluding one-time expenses). We expect that the other corporate, general and administrative expenses growth rate will continue to normalize throughout Fiscal 2021 and that we will be able to scale our investments and leverage fixed costs as we expand our TMS Center network in the future. See “Cautionary Note Regarding Forward-Looking Information”.

Earn-Out Consideration

The Earn-Out consideration increased to $10.3 million in Fiscal 2020 (Fiscal 2019: nil). The increase is a result of the Company finalizing the purchase price payable in respect of the Earn-Out, which increase was partially driven by strong performance from Achieve TMS, specifically in Alaska. See “Factors Affecting the Comparability of our Results – Acquisition of Achieve TMS”.

Share-Based Compensation

Share-based compensation decreased by 14% to $0.6 million during Fiscal 2020 (Fiscal 2019: $0.7 million), predominantly due to the timing of stock options granted to key personnel to ensure retention and long-term alignment with the goals of the Company.

Amortization

Amortization increased by $0.3 million, to $0.5 million, during Fiscal 2020 (Fiscal 2019: $0.1 million). The increase was a result of the intangible assets acquired by the Company in connection with the Achieve TMS Acquisition.

Interest

Interest expense increased by 54% to $2.8 million during Fiscal 2020 (Fiscal 2019: $1.8 million). The increase in interest expense is primarily due to the addition of new lease liabilities in connection with the execution of our regional growth strategy.

Interest income decreased by 87% to $0.02 million during Fiscal 2020 (Fiscal 2019: $0.2 million) as a result of a decrease in the amount of excess funds invested.

Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook

The loss for the period and comprehensive loss, including the Earn-Out consideration, increased by 92% to $30.4 million during Fiscal 2020 (Fiscal 2019: $15.9 million). This increase is primarily a result of the increase in Earn-Out consideration with respect to the Achieve TMS Acquisition and a decrease in our revenue realization rate due to aged accounts receivable for which we have made provisions for against revenue (see “Billing Enhancements” and “Total Revenue” above). In addition, the inclusion of 14 newly active TMS Centers and nine TMS Centers in development (which will take time to generate positive regional operating income, as described above) (see “—Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs”, “—Corporate Employee Compensation”, and “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above) also contributed to the loss position. The loss for the period and comprehensive loss, excluding the Earn-Out consideration, also increased by 27% to $20.1 million during Fiscal 2020 (Fiscal 2019: $15.9 million).

The loss attributable to the common shareholders of Greenbrook, including the Earn-Out consideration, increased by 86% to $29.7 million during Fiscal 2020 (Fiscal 2019: $15.9 million). This increase is primarily a result of the increase in Earn-Out consideration with respect to the Achieve TMS Acquisition (as described above) and a decrease in our revenue realization rate due to aged accounts receivable for which we have made provisions against revenue. In addition, the inclusion of 14 newly active TMS Centers and nine TMS Centers in development (which will take time to generate positive regional operating income, as described above) (see “—Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs” and “—Corporate Employee Compensation” above). The loss attributable to the common shareholders of Greenbrook, excluding the Earn-Out consideration, similarly increased by 22% to $19.3 million during Fiscal 2020 (Fiscal 2019: $15.9 million).

Adjusted EBITDA

The Adjusted EBITDA loss position increased by 106% to $8.5 million during Fiscal 2020 (Fiscal 2019: $4.1 million) predominately a result of the billing enhancements (see above), and the inclusion of 14 newly-active TMS Centers and nine TMS Centers in development (which will take time to generate positive regional operating income, see “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics”) as outlined in “Corporate Employee Compensation”, “Other Corporate, General and Administrative Expenses”, “Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs” in this MD&A.

Due to their nature, the Earn-Out consideration with respect to the Achieve TMS Acquisition as well as other one-time professional fees are one-time expenses incurred during Fiscal 2020 and were therefore excluded from Adjusted EBITDA. One-time professional and legal fees incurred in connection with the listing of our Common Shares on the Nasdaq have also been excluded from Adjusted EBITDA. One-time expenses also include costs related to the development of our corporate compliance program, write-off of accounts receivable and related expenses during our billing system migration and one-time professional fees associated with the implementation of IFRS 16. Our TMS Center development costs relate to our TMS Center growth and, accordingly, have also been excluded from Adjusted EBITDA.

QUARTERLY FINANCIAL INFORMATION

Selected Quarterly Financial Information

The following table summarizes the results of our operations for the eight most recently completed fiscal quarters:

(unaudited)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Revenue	9,913,552	12,006,570	9,788,555	11,420,502	12,536,671	8,459,103	8,082,559	6,607,198
Regional operating income (loss)(1)	(2,050,168)	967,584	(225,198)	739,796	2,056,836	770,813	1,002,166	627,000
Net loss attributable to shareholders of Greenbrook	(8,391,630)	(7,636,132)	(9,477,505)	(4,158,274)	(7,034,356)	(3,431,009)	(2,874,092)	(2,570,422)
Adjusted EBITDA	(4,223,446)	(937,073)	(1,665,672)	(1,648,053)	(1,296,201)	(1,033,876)	(957,428)	(827,557)
Net loss per share – Basic(2)	(0.60)	(0.57)	(0.76)	(0.39)	(0.62)	(0.31)	(0.28)	(0.27)
Net loss per share – Diluted(2)	(0.60)	(0.57)	(0.76)	(0.39)	(0.62)	(0.31)	(0.28)	(0.27)

Notes:

(1)	Regional operating income (loss) for the fourth quarter ended December 31, 2019 has been updated to exclude amortization. See “Components of Our Results of Our Operations and Trends Affecting our Business” above.
(2)	The Company has retrospectively presented the number of Common Shares and net loss per share calculations reflecting the number of Common Shares following the Share Consolidation. See “Key Highlights and Recent Developments – Share Consolidation”.

Selected Quarterly Operating Data

The following table provides selected operating data for the periods indicated:

(unaudited)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Number of active TMS Centers(1)	116	114	113	110	102	94	67	57
Number of TMS Centers-in-development(2)	9	11	12	14	17	12	10	10
Total TMS Centers	125	125	125	124	119	106	77	67
Number of management regions	13	13	13	13	13	13	10	9
Number of TMS Devices installed	198	191	189	189	178	164	127	118
Number of regional personnel	305	286	275	302	273	253	199	155
Number of shared-services / corporate personnel(3)	49	47	44	47	44	36	30	27
Number of TMS providers(4)	117	113	112	117	109	102	64	55
Number of consultations performed	3,587	3,283	2,075	2,360	2,479	2,177	1,942	1,441
Number of patient starts	1,428	1,473	1,218	1,326	1,192	1,049	999	840
Number of TMS treatments performed	54,408	51,033	42,581	47,970	51,247	37,890	36,819	29,387
Average revenue per TMS treatment	$182	$235	$230	$238	$245	$223	$220	$225

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services.
(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents physician partners that are involved in the provision of TMS therapy services from our TMS Centers.

ANALYSIS OF RESULTS FOR Q4 2020

New patient starts were 1,428 in Q4 2020, representing a 3% quarter-over-quarter decrease compared to Q3 2020 (Q3 2020: 1,473) and a 20% year-over-year increase compared to Q4 2019 (Q4 2019: 1,192). TMS treatment volumes were 54,408 in Q4 2020 representing a 7% quarter-over-quarter increase compared to Q3 2020 (Q3 2020: 51,033) and a 6% year-over-year increase compared to Q4 2019 (Q4 2019: 51,247). The continued strong performance of these key operating metrics, despite the impact of the COVID-19 pandemic, demonstrates sound business fundamentals and positions us for continued future growth as operating conditions normalize. We also believe that the COVID-19 pandemic has increased demand for mental health services (including TMS therapy), which we believe will promote continued growth (see “Cautionary Note Regarding Forward-Looking Information” above).

We generated consolidated revenue of $9.9 million in Q4 2020, representing a 17% quarter-over-quarter decrease compared to Q3 2020 (Q3 2020: $12.0 million) and a 21% year-over-year decrease compared to Q4 2019 (Q4 2019: $12.5 million). Average revenue per treatment was $182 in Q4 2020, representing a 23% quarter-over-quarter decrease compared to Q3 2020 (Q3 2020: $235) and a 26% year-over-year decrease compared to Q4 2019 (Q4 2019: $245). As part of billing enhancements, which included multiple re-credentialling processes across our payor population (see “Accounts Receivable Provisions” and “Billing Enhancements” above), we experienced aging to our accounts receivable which was further aggravated by the COVID-19 pandemic and resulted in lengthening of our revenue cycle. As a result, we have taken increased provisions against revenue, which has affected our revenue realization rate in Q4 2020. Excluding the impact of the provisions taken against aged receivables, our average reimbursement rates would have remained stable.

We experienced an entity-wide regional operating loss in the amount of $2.1 million in Q4 2020 as compared to entity-wide regional operating income of $1.0 million in Q3 2020 and $2.0 million in Q4 2019 primarily as a result of the reduction in revenue noted above.

The loss attributable to the common shareholders of Greenbrook, excluding the Earn-Out consideration, increased to $7.4 million in Q4 2020, representing a 105% quarter-over-quarter increase compared to Q3 2020 (Q3 2020: $3.6 million) and a 5% quarter-over-quarter decrease compared to Q4 2019 (Q4 2019: $7.0 million). The loss attributable to the common shareholders of Greenbrook, including the Earn-Out consideration, increased to $8.4 million in Q4 2020, representing a 10% quarter-over-quarter increase compared to Q3 2020 (Q3 2020: $7.6 million) and a 19% year-over-year increase compared to Q4 2019 (Q4 2019: $7.0 million). The increase in the loss attributable to the common shareholders of Greenbrook was predominately due to incremental adjustments to the estimated Earn-Out consideration with respect to the Achieve TMS Acquisition and provisions against aged accounts receivable arising from the consolidation of our billing structure to begin remitting claims on a state-wide basis, which included multiple re-credentialling processes across our payor population (see “Billing Enhancements” above) and the impact of the COVID-19 pandemic on payor processes in Q4 2020.

The Adjusted EBITDA loss position increased to $4.2 million in Q4 2020, representing a 351% quarter-over-quarter increase compared to Q3 2020 (Q3 2020: $0.9 million) and a 226% year-over-year increase compared to Q4 2019 (Q4 2019: $1.3 million). This was primarily a result of provisions against aged accounts receivable arising from the consolidation of our billing structure to begin remitting claims on a state-wide basis, which included multiple re-credentialling processes across our payor population (see “Billing Enhancements” above) and the impact of the COVID-19 pandemic on payor processes in Q4 2020.

EBITDA AND ADJUSTED EBITDA

The table below illustrates our EBITDA and Adjusted EBITDA for the periods presented:

	Fiscal 2020	Fiscal 2019	Q4 2020	Q4 2019
EBITDA	(20,706,702)	(10,097,095)	(6,078,109)	(5,150,221)
Adjusted EBITDA	(8,474,242)	(4,115,062)	(4,223,446)	(1,296,201)

See “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” and “Reconciliation of Loss Attributable to the Common Shareholders of Greenbrook to EBITDA and Adjusted EBITDA” immediately below.

RECONCILIATION OF LOSS ATTRIBUTABLE TO THE COMMON SHAREHOLDERS OF GREENBROOK TO EBITDA AND ADJUSTED EBITDA

The table below illustrates a reconciliation of loss attributable to the common shareholders of Greenbrook to EBITDA and Adjusted EBITDA for the periods presented:

(unaudited)	Fiscal 2020	Fiscal 2019	Q4 2020	Q4 2019
Loss attributable to the common shareholders of Greenbrook	(29,663,540)	(15,909,879)	(8,391,630)	(7,034,356)
Add the impact of:
Interest expense	2,806,286	1,822,442	745,579	505,647
Amortization	463,332	122,269	115,834	122,269
Depreciation	5,708,210	4,031,375	1,454,680	1,279,377
Less the impact of:
Interest income	(20,990)	(163,302)	(2,572)	(23,158)
EBITDA	(20,706,702)	(10,097,095)	(6,078,109)	(5,150,221)
Add the impact of:
Share-based compensation	591,384	690,230	135,476	116,804
TMS Center development costs	529,933	1,466,119	94,274	289,939
Add transaction costs:
Acquisition related professional fees	–	385,674	–	7,267
Add other expenses:
Earn-out consideration	10,319,429	–	1,024,429	–
Nasdaq listing related professional fees	791,714	–	600,484	–
Significant acquisition reporting costs	–	235,099	–	235,099
Compliance program development costs	–	113,512	–	113,512
IFRS 16 implementation fees	–	48,306	–	48,306
Write-off of accounts receivable and related expenses during billing system migration	–	3,043,093	–	3,043,093
Adjusted EBITDA	(8,474,242)	(4,115,062)	(4,223,446)	(1,296,201)

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company’s primary uses of capital are to finance operations, finance new TMS Center development costs, increase non-cash working capital and fund investments in its centralized business infrastructure. The Company’s objectives when managing capital are to ensure that the Company will continue to have enough liquidity to provide services to its customers and provide returns to its shareholders.

The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. As a result of the negative impact of the COVID-19 pandemic on the Company’s business, the Company has had to revise its annual budget, estimated annual cash requirements and working capital requirements. Based on this updated cash budget and considering its anticipated cash flows from regional operations, the cost containment measures implemented by the Company as a result of the COVID-19 pandemic and its holdings of cash, the Company believes that it has sufficient capital to meet its future operating expenses, capital expenditures and future debt service requirements for approximately the next three months as of the date hereof. However, our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our ability to source external funding, our future operating performance, which will be affected by the velocity of our regional development strategy and general economic, financial and other factors, including factors beyond our control such as the COVID-19 pandemic. See “Cautionary Note Regarding Forward-Looking Information”, “Risks and Uncertainties” and “Factors Affecting our Performance” in this MD&A.

On April 21, 2020, Greenbrook entered into a promissory note with the PPP Lender, evidencing the PPP Loan made to the Company under the PPP. See “Indebtedness” below.

On December 31, 2020, we entered into the Credit Agreement for our $30 million New Credit Facility with the Lender. See “Indebtedness” below.

Analysis of Cash Flows

The following table presents our cash flows for each of the periods presented:

	Fiscal 2020	Fiscal 2019
Net cash used in operating activities	(7,948,248)	(8,553,577)
Net cash generated from financing activities	19,010,795	15,090,499
Net cash used in investing activities	(203,412)	(7,970,915)
Increase (decrease) in cash	10,859,135	(1,433,993)

Cash Flows used in Operating Activities

For Fiscal 2020, cash flows used in operating activities (which includes the full cost of developing new TMS Centers) totaled $7.9 million, as compared to $8.6 million in Fiscal 2019. The decrease in cash flows used in operating activities is primarily attributable to the cost containment measures implemented as a result of the COVID-19 pandemic. See “Key Highlights and Recent Developments – COVID-19 Business Impact”.

Cash Flows generated from Financing Activities

For Fiscal 2020, cash flows generated from financing activities amounted to $19.0 million as compared to $15.1 million in Fiscal 2019. This change is largely driven by the difference in net proceeds received by the Company in connection with the Offering in the second quarter of Fiscal 2020, the PPP and the New Credit Facility compared to the net proceeds received by the Company in connection with the 2020 Offering and concurrent private placement of Common Shares completed during the second quarter of Fiscal 2019.

Cash Flows used in Investing Activities

For Fiscal 2020, cash flows used in investing activities totaled $0.2 million as compared to $8.0 million in Fiscal 2019, which primarily related to the Achieve TMS Acquisition which occurred in the third quarter of Fiscal 2019.

Use of Proceeds

The Company has used the proceeds obtained as part of the 2020 Offering as follows:

Anticipated Use of Proceeds	Estimated Allocation		Actual Allocation
Fund operating activities and other working capital and general corporate purposes	C$	15.0 million	C$	15.0 million
Total	C$	15.0 million	C$	15.0 million

INDEBTEDNESS

During Fiscal 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. The device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS Center subsidiaries. These device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature or matured, as applicable, during the years ended December 31, 2019 to December 31, 2023. There are no significant financial covenants associated with these loans. The loans related to one of the banking institutions were repaid during Fiscal 2019.

During Fiscal 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. The device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS Center subsidiaries. These device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and mature during the year ended December 31, 2021. There are no significant financial covenants associated with these loans.

During Fiscal 2020, the Company was released from its obligations pertaining to one of the bank loans assumed during Fiscal 2019 as a result of the disposal of the related TMS Device.

On April 21, 2020, Greenbrook entered into a promissory note with the PPP Lender, evidencing the PPP Loan in the amount of $3,080,760 made to the Company under the PPP. The PPP is a program organized by the U.S. Small Business Administration established under the recently-enacted CARES Act. The PPP Loan bears interest at a fixed rate of 1.0% per annum with a maturity date of two years from the date of the Loan. Payments are deferred for the first 16 months under the PPP Loan, and the PPP Loan may be forgiven in its entirety provided that the proceeds from the PPP Loan are used by Greenbrook to cover payroll costs, rent and utilities.

On December 31, 2020, we entered into the Credit Agreement for our $30 million New Credit Facility with the Lender. The New Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones. All amounts borrowed under the New Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The New Credit Facility has a five-year term and amortizes over the life of the New Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in installments over the fifth year.

The terms of the Credit Agreement require us to satisfy various affirmative and negative covenants and to meet certain financial tests. These covenants limit, among other things, our ability to incur additional indebtedness outside of what is permitted under the Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. As of the end of Fiscal 2020, we were in compliance with such covenants. The Credit Agreement includes customary events of default, including payment and covenant breaches, bankruptcy events and the occurrence of a change of control.

Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2020:

(unaudited)	Total	Less than 1 year	1 – 3 years	3 - 5 years	More than 5 years
Loans Payable	24,387,617	2,231,915	5,216,229	14,672,752	2,266,721
Rental Leases	25,784,563	3,882,156	7,140,633	5,996,563	8,765,211
Device Leases	12,858,532	3,450,367	3,972,236	2,773,879	2,662,050
Total	63,030,712	9,564,438	16,329,098	23,443,194	13,693,982

The table above does not reflect our obligation to pay certain of the vendors in connection with the Achieve TMS Acquisition of $7,223,630. $2,780,590 of this balance was paid in cash on March 26, 2021 while certain vendors have agreed to defer $4,443,040 of the Earn-Out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $300,000, which payment will be made concurrently with the deferred cash payment. See “Components of Our Results of Our Operations and Trends Affecting our Business – Earn-Out Consideration”.

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet financing transactions.

Share Information

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of December 31, 2020, there were 13,502,477 Common Shares and nil preferred shares issued and outstanding. In addition, there were 736,500 stock options, 112,909 broker warrants and 51,307 Lender Warrants, each representing a right to acquire one Common Share, issued and outstanding. As of the date of this MD&A, assuming exercise and exchange of all outstanding options, broker warrants and Lender Warrants, there are 14,767,037 equity securities of the Company issued and outstanding on a fully-diluted basis.

Related Party Transactions

Compensation of key management personnel

The Company transacts with key individuals from management who have authority and responsibility to plan, direct, and control the activities of the Company. Key management personnel are defined as the executive officers of the Company, including the President and Chief Executive Officer (“CEO”), the Chief Financial Officer, the Interim Chief Financial Officer (“CFO”), the Chief Operating Officer, the Chief Marketing Officer and the Chief Medical Officer.

	Year ended December 31,
	2020	2019
	(audited)	(audited)
Salaries and bonuses	$1,973,250	$1,619,150
Share-based compensation	192,160	105,896
Total	$2,165,410	$1,725,046

Transactions with significant shareholder – Greybrook Health Inc.

As at December 31, 2020, $0.1 million was included in accounts payable and accrued liabilities related to payables for management services and other overhead costs rendered by Greybrook Health Inc. (“Greybrook Health”) to the Company in the ordinary course of business under the MSA (as defined below) (December 31, 2019: $0.1 million).

On January 1, 2015, we entered into a management and consulting services agreement (the “MSA”) with our significant shareholder, Greybrook Health, pursuant to which Greybrook Health provided us and our subsidiaries with certain incidental services, including financial advisory services, business development advisory services and business and operating consulting services (collectively, the “Services”). More specifically, these Services included: (i) the provision of office space for our head office in Toronto, Ontario, and (ii) compensation for our CFO, COO and twelve other employees consisting of our general counsel and, ten full-time employees and one part-time employee that, together, provided customary administrative, finance and accounting services to us and one part-time employee that provided customary IT infrastructure services to us. All of the Services provided by Greybrook Health were provided on a cost basis whereby we reimbursed Greybrook Health for costs incurred in connection with the provision of such Services. There was no mark-up charged by Greybrook Health for the provision of the Services. The aggregate amount paid by us to Greybrook Health under the MSA for each of Fiscal 2020 and Fiscal 2019 was $0.4 million and $1.4 million, respectively. The MSA was terminated effective February 1, 2021.

Subsequent to September 30, 2019, compensation for all employees noted above, except for the Chief Operating Officer and the part time contractor that provides customary IT infrastructure services to us, is no longer being provided by Greybrook Health and is being paid directly by us. Following the termination of the MSA on February 1, 2021, the compensation for the COO and the part time contractor that provides customary IT infrastructure services to the Company is being paid directly by the Company. Following termination of the MSA, we entered into a license agreement with Greybrook Capital Inc. for the provision of office space for our head office in Toronto, Ontario, effective as of February 1, 2021. Under the agreement, we are required to pay approximately C$10,000 per month. The initial term of the agreement expires on December 31, 2021, subject to the mutual agreement of the parties to extend the term. The license may be terminated by either party with 90 days’ written notice to the other party.

Risks and Uncertainties

We are exposed to a variety of financial risks in the normal course of our business, including currency, interest rate, credit, and liquidity risks. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance. Risk management is carried out under practices approved by the Board. This includes identifying, evaluating and hedging financial risks based on requirements of our organization. Our Board provides guidance for overall risk management, covering many areas of risk including interest rate risk, credit risk, liquidity risk and currency risk.

COVID-19

On January 30, 2020, the World Health Organization declared a global emergency with respect to the outbreak of COVID-19 and then characterized it as a pandemic on March 11, 2020. The outbreak has spread globally, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these effects are expected to be temporary and may be relaxed or rolled back if and when the COVID-19 pandemic abates, the actions may be reinstated as the pandemic continues to evolve and in response to actual or potential resurgences. The duration of the resulting business disruptions and related financial impact cannot be reasonably estimated at this time. While all of our TMS Centers remain open, and are expected to remain open, during the pandemic, we experienced a temporary decline in both patient visits/treatments and new patient treatment starts during Fiscal 2020 as a result of the various “stay at home”, “shelter in place” and/or other restrictions imposed in response to the COVID-19 pandemic. This decline negatively impacted our business, and in particular has negatively impacted our cash flows during the year. As a result of our lower than expected cash flows during Fiscal 2020, we were required to obtain additional financing under the New Credit Facility, the first $15 million tranche of which closed on December 31, 2020. However, it is possible that our consolidated results in future periods, will be negatively impacted by the COVID-19 pandemic. In addition, following initial closing under the New Credit Facility we expect to have available liquidity for up to three months as of the date hereof. Although we believe we will become cash flow positive in the future, we will require additional financing to fund its operating and investing activities, and we can provide no assurance that such financing will be available on acceptable terms, or at all.

We rely on payors to make timely payments to us for services provided to their beneficiaries. If payors are negatively impacted by a decline in the economy, including as a result of the COVID-19 pandemic, we may experience slowdowns in collections and a reduction in the amounts we expect to collect.

We also rely on third-party suppliers and manufacturers for our TMS Devices. This outbreak has resulted in the extended shutdown of certain businesses around the globe, which may in turn result in disruptions or delays to our supply chain. These may include disruptions from the temporary closure of third-party supplier and manufacturer facilities, interruptions in TMS Device supply or restrictions on the export or shipment of TMS Devices. Any disruption to our suppliers and their contract manufacturers will likely impact our revenue and operating results. The outbreak of the COVID-19 pandemic may also impact the availability of key TMS Device components, logistics flows and the availability of other resources to support critical operations.

A local, regional, national or international outbreak of a contagious disease, including, but not limited to, COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or a fear of any of the foregoing, could adversely impact us by causing operating delays and disruptions, labor shortages and shutdowns (including as a result of government regulation and prevention measures). If we are unable to mitigate the impacts of the COVID-19 pandemic on operations, our costs may increase and revenue could decrease. It is unknown how we may be affected if such an epidemic persists for an extended period of time. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for the services we provide.

The future impact of the outbreak is highly uncertain and cannot be predicted, and there is no assurance that the outbreak will not have a material adverse impact on our future results. The extent of the impact will depend on future developments, including actions taken to contain COVID-19.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to changes in interest rates on our cash and long-term debt. The New Credit Facility bears interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%.

Credit Risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. We are exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. Our exposure to credit risk is mitigated in large part by the fact that the majority of our accounts receivable balances are receivable from large, creditworthy medical insurance companies and government-backed health plans. We recognize loss allowances for expected credit losses on financial assets measured at amortized cost when necessary. Loss allowances for accounts receivable are always measured at an amount equal to the expected credit losses for the subsequent 12-month period.

Currency Risk

Currency risk is the risk to our earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. We have minimal exposure to currency risk as substantially all of our revenue, expenses, assets and liabilities are denominated in U.S. dollars. We pay certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments they do not expose us to significant currency risk.

Liquidity Risk

Liquidity risk is the risk that we may encounter difficulty in raising funds to meet our financial commitments or can only do so at an excessive cost. We aim to ensure there is sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and our ability to raise capital from existing or new investors and/or lenders.

DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the CEO and the CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Management, under the oversight of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2020. Based on this evaluation, the CEO and the CFO concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were ineffective as a result of material weaknesses identified in the Company’s internal control over financial reporting, which is further described below.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS. In designing such controls, it should be recognized that due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out by management, under the supervision of the CEO and CFO. In making this evaluation, the CEO and CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the CEO and CFO concluded that, as of December 31, 2020, the Company’s internal control over financial reporting was ineffective as a result of identified material weaknesses.

In connection with the audit of our consolidated financial statements that were prepared in accordance with IFRS, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), our management identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that our management identified related to the following:

• the Company did not have an effective risk assessment process that successfully identified and assessed risks of misstatement to ensure controls were designed and implemented to respond to those risks;

• the Company did not have an effective monitoring process to assess the consistent operation of internal control over financial reporting and to remediate known control deficiencies; and

• the Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries.

These control deficiencies are pervasive in impact.

We intend to implement a remediation plan that involves a third-party software solution to formalize the documentation and evidence of our review and approval of all entries in our financial reporting system. The plan will include the involvement of management and sufficient training of all personnel. We will take all measures necessary to address and cure the underlying causes of the material weaknesses. Once implemented, our remediation plan may take significant time and expense to be fully implemented and may require significant management attention, and our efforts may not prove to be successful in remediating the material weaknesses and do not guarantee that we will not suffer additional material weaknesses and/or significant deficiencies in the future.

The CEO and CFO do not expect that internal controls over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions. Nevertheless, management has designed and implemented controls to mitigate this risk to the extent practicable.

Notwithstanding the material weaknesses, management has concluded that the Company’s audited consolidated financial statements as at and for the year ended December 31, 2020 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

Critical Accounting Estimates and Judgments

Our consolidated financial statements have been prepared in accordance with IFRS. The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our audited consolidated financial statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.

The following are the key judgments and sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in our consolidated financial statements.

Revenue Recognition and Accounts Receivable

Service fee revenue is recognized at a point in time upon the performance of services under contracts with customers and represents the consideration to which the Company expects to be entitled. Service fee revenue is determined based on the net patient fees, which includes estimates for contractual allowances and discounts. Net patient fees are estimated using an expected value approach where management considers such variables as the average of previous net patient fees received by the applicable payor and fees received by other patients for similar services and management’s best estimate leveraging industry knowledge and expectations of third-party payors’ fee schedules. Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies.

Variable consideration also exists in the form of settlements with certain insurance companies including Medicare as a result of retroactive adjustments due to audits and reviews. The Company applies constraint to the transaction price, such that net revenues are recorded only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future. If actual amounts of consideration ultimately received differ from the Company’s estimates, the Company adjusts these estimates, which would affect net revenues in the period such variances become known.

A key determinant of IFRS 15, Revenue from contracts with customers (“IFRS 15”), is estimating the transaction price when variable consideration may arise. IFRS 15 allows for the transaction price with variable consideration to be estimated using either the expected value method or the most-likely value method. The Company’s estimates are calculated using the expected value method when using the sum of probability-weighted amounts in a range of possible consideration amounts.

Accounts receivable are non-interest bearing, unsecured obligations due from patients and third-party payors. The Company makes an implicit allowance for potentially uncollectible amounts to arrive at net receivables through its revenue recognition policy. In accordance with IFRS 9, Financial instruments (“IFRS 9”) the Company evaluates the credit risk on accounts receivable and measures a loss allowance at an amount equal to the expected credit losses for the subsequent 12-month period.

The methodology to arrive at net receivables is reviewed by management periodically. The balance of accounts receivable represents management’s estimate of the net realizable value of receivables after discounts and contractual adjustments.

The Company performs an estimation and review process of methodology and inputs periodically to identify instances on a timely basis where such estimation models need to be revised.

Leases

At inception of a contract, the Company assesses whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether (i) the contract involves the use of an identified asset, (ii) the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use, and (iii) the Company has the right to direct the use of the identified asset.

The right of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. If the Company expects to obtain ownership of the leased asset at the end of the lease, the Company will depreciate the asset over the underlying asset’s estimated useful life.

The lease liability is initially measured at the present value of the lease payments that are due to be paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. If the rate cannot be readily determined, the Company’s incremental borrowing rate is used. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

Variable lease payments that are not included in the measurement of the lease liability are recognized as an operating expense in the consolidated statements of net loss and comprehensive loss.

The Company has elected not to recognize right of use assets and lease liabilities in respect of short-term leases that have a lease term of less than 12 months and leases in respect of low-value assets. The Company recognizes the lease payments associated with these leases as an operating expense in the consolidated statements of net loss and comprehensive loss on a straight-line basis over the lease term.

The Company makes estimates when considering the length of the lease term, including considering facts and circumstances that can create an economic incentive to exercise an extension option. The Company makes certain qualitative and quantitative assumptions when deriving the value of the economic incentive. Periodically, the Company will reassess whether it is reasonably certain to exercise extension options and will account for any changes at the date of reassessment.

The Company makes judgements in determining whether a contract contains an identified asset and in determining whether or not the Company has the right to control the use of the underlying asset. The Company also makes judgements in determining the incremental borrowing rate used to measure its lease liability in respect of each lease contract. As there are currently no market participants of a similar size and scale as the Company, the incremental borrowing rate is reflective of the interest rate applied historically on loans advanced.

Business Combinations

We account for business combinations using the acquisition accounting method. The total purchase price is allocated to the assets acquired and liabilities assumed based on fair values as at the date of acquisition. Goodwill as at the date of acquisition is measured as the excess of the aggregate of the consideration transferred and the amount of any non-controlling interests in the acquired company over the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed. Any non-controlling interest in the acquired company are measured at the non-controlling interests’ proportionate share of the identifiable assets and liabilities of the acquired business.

Best estimates and assumptions are used in the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date. These estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the business combination date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. On conclusion of the measurement period or final determination of the values of the assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statement of net loss and comprehensive loss in the period in which the adjustments were determined.

Any deferred and contingent consideration is measured at fair value at the date of acquisition. During the measurement period, which may be up to one year from the business combination date and on conclusion of the measurement period, if an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and the settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration is recognized as part of the consolidated statement of net loss and comprehensive loss in the period in which the adjustments were determined.

Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that a non-financial asset may be impaired. If any indication exists, the Company estimates the recoverable amount. The recoverable amount of an asset is the higher of its fair value, less costs to sell, and its value in use.

Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Costs of disposal are incremental costs directly attributable to the disposal of an asset and related income tax expense.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in the consolidated statements of net loss and comprehensive loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset (except goodwill) is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Goodwill acquired in business combinations is allocated to cash generating units (“CGUs”) (or groups of CGUs) that are expected to benefit from the synergies of the combination. The determination of CGUs and the level at which goodwill is monitored requires judgement by management. Goodwill is tested annually for impairment and as required when impairment indicators exists, by comparing the carrying value of the CGUs against the recoverable amount.

COVID-19

The uncertainties around the outbreak of COVID-19 require the use of judgements and estimates. The future impact of uncertainties surrounding the COVID-19 pandemic could generate, in future reporting periods, a significant risk of material adjustment to the carrying amounts of the following: goodwill and intangible assets impairment, leases, business combinations, provisions, litigations and claims.

We have experienced losses since inception and have negative cash flow from operating activities of $7.9 million for the year ended December 31, 2020 ($8.6 million – year ended December 31, 2019) and negative working capital as at December 31, 2020. Given the impact that the COVID-19 pandemic, including the related government-imposed social distancing and “shelter-in-place” measures, has had on the overall volumes of patient treatments, our overall cash flows have been negatively impacted. Although we believe that we will have positive cash flow from operating activities in the future, we anticipate that our overall cash flows may continue to be negatively impacted until the global economic impact of COVID-19 subsides. We have historically been able to obtain financing from supportive shareholders and other sources when required. We will require additional financing to fund our operating and investing activities and such additional financing is required in order for us to repay our short-term obligations. These conditions indicate the existence of a material uncertainty that may cast substantial doubt as to our ability to continue as a going concern. The failure to raise such capital when required could result in the delay or indefinite postponement of current business objectives and additional financing may not be available on favorable terms or at all.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for the consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the consolidated statements of financial position classification used, and these adjustments may be material.

Changes in Significant Accounting Policies

Other than as described herein, there are no recent accounting pronouncements that are applicable to the Company or that are expected to have a significant impact on the Company.

RISK FACTORS

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s annual information form dated March 30, 2021 for its fiscal year ended December 31, 2020, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and the “Risks and Uncertainties” section in this MD&A.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company’s Common Shares are listed for trading on the Nasdaq under the symbol “GBNH” and on the TSX under the symbol “GTMS”.